Exhibit 21.1

SUBSIDIARIES OF CENTENNIAL BANK HOLDINGS, INC.

Name of Subsidiary	State of Incorporation/Formation
Centennial Bank of the West	Colorado
Collegiate Peaks Bank	Colorado
Guaranty Bank and Trust Company	Colorado
Guaranty Capital Trust III	Delaware
Bank Capital Mortgage LLC	Colorado
CenBank Statutory Trust I, LLP	Connecticut
Cenbank Statutory Trust II, LLP	Connecticut
CenBank Statutory Trust III, LLP	Delaware
East 46th Street, LLC	Colorado